UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Tecumseh Products Company

(Name of Issuer)

Class A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

Class A - 8878895200
Class B - 878895101

(CUSIP Numbers)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200/878895101	13D	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	Class A-312,000* Class B-10,400*
8	Shared Voting Power	Class A-2,583,345** Class B-642,388**
9	Sole Dispositive Power	Class A-2,895,345 Class B-652,788
10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Class A-2,895,345 Class B-652,788

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)
Class A-21.6%*** Class B-12.9%***
14	Type of Reporting Person	IA

*  The 312,000 shares of Class A common stock and 10,400 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**  The 2,583,345 shares of Class A common stock and 642,388 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

*** The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of April 27, 2012, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”) filed by Tecumseh Products Company.

CUSIP No. 878895200/878895101	13D	Page 3 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
James C. Roumell ("Roumell")
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	Class A-332,400* Class B-14,810*
8	Shared Voting Power	Class A-2,583,345** Class B-642,388**
9	Sole Dispositive Power	Class A-2,915,745 Class B-657,198
10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Class A-2,915,745 Class B-657,198

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)
Class A-21.8%*** Class B-12.9%***
14	Type of Reporting Person	IN

*  Includes 312,000 shares of Class A common stock and 10,400 shares of Class B common stock held by the Fund.
**  Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.
***  The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of April 27, 2012, as stated on the facing page of the Form 10-Q.

CUSIP No. 878895200/878895101	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Tecumseh Products Company (the “Issuer”).  The principal executive office of the Issuer is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Person”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 2,583,345 shares of Class A common stock and 642,388 shares of Class B common stock of the Issuer.  The aggregate purchase price was $20,591,642.46, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 312,000 shares of Class A common stock and 10,400 shares of Class B common stock of the Issuer.  The aggregate purchase price was $1,882,867.18, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 20,400 shares of Class A common stock and 4,410 shares of Class B common stock for an aggregate purchase price of $167,100.83, inclusive of brokerage commissions.  The source of funding for these purchases was personal funds.

CUSIP No. 878895200/878895101	13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As a result of the acquisition of shares of Class A common stock on May 11, 2012, the Reporting Persons’ beneficial ownership of outstanding Class A shares exceeded 20%.  In connection with filing this Schedule 13D, the Reporting Persons wanted to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders.  Accordingly, the Reporting Persons sent a letter, dated May 14, 2012, to the Issuer’s board of directors.  A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties that may be interested in acquiring assets from the Issuer or may propose matters directly to the Issuer’s stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  On or after May 22, 2012, the Reporting Persons may purchase up to an additional 80,000 shares of the Issuer’s common stock in the ordinary course of business, depending on market conditions and other factors.  Otherwise, the Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may sell shares of the Issuer’s common stock from time to time to accommodate client requests, to manage Fund assets and to manage client accounts, particularly in light of overall portfolio considerations and weightings.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

CUSIP No. 878895200/878895101	13D	Page 6 of 7 Pages

The 312,000 shares of Class A common stock and 10,400 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 2,583,345 shares of Class A common stock and 642,388 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on 13,401,938 shares of Class A common stock and 5,077,746 shares of Class B common stock outstanding as of April 27, 2012, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2012, filed by the Issuer.

(c)           Transactions in the Issuer’s common stock by the Reporting Persons for the 60-day period ended May 11, 2012 are set forth on Annex I to this Schedule 13D and incorporated herein by reference.  None of Roumell Asset Management, the Fund or Mr. Roumell have conducted any transactions in the Issuer’s securities since May 11, 2012.

(d)           Roumell Asset Management’s advisory clients and investors in the Fund have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 2,583,345 shares of Class A common stock and the 642,388 shares of Class B common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 312,000 shares of Class A common stock and the 10,400 shares of Class B common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right to receive dividends from, or the proceeds from the sale of, the 20,400 shares of Class A common stock and the 4,410 shares of Class B common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares.  A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement.

Exhibit 7.02	Letter to the Board of Directors of Transact Technologies Incorporated dated May 14, 2012.

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated May 14, 2012.

CUSIP No. 878895200/878895101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 05/14/12	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: 05/14/12	By:	/s/ James C. Roumell
James C. Roumell, President

ANNEX I

During the 60-day period ended May 11, 2012, Roumell Asset Management conducted the following transactions in the Issuer’s common stock.  Each sale transaction was executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Prices exclude brokerage commissions paid, and sale transactions appear in parenthesis.

Class A Common Stock

Date	No of Shares	Aggregate Price
03/12/12	(5,130)	$(22,378.01)
03/13/12	46,021	$188,275.29
03/14/12	183,897	$803,320.94
03/15/12	132,690	$584,309.49
03/16/12	1,300	$5,758.86
03/19/12	40,000	$184,468.05
03/19/12	(2,170)	$(9,699.90)
03/20/12	31,000	$139,084.80
03/20/12	(6,230)	$(28,231.00)
03/27/12	2,200	$9,394.00
03/29/12	(210)	$(850.21)
03/30/12	(6,090)	$(24,772.99)
04/02/12	14,304	$59,151.33
04/03/12	2,624	$10,788.84
04/04/12	35,632	$145,303.89
04/04/12	(14,730)	$(350,285.53)
04/05/12	30,530	$126,351.75
04/09/12	(2,500)	$(10,100.25)
04/10/12	24,200	$98,614.79
04/11/12	34,180	$139,738.31
04/11/12	(660)	$(2,721.56)
04/12/12	2,710	$10,573.07
04/12/12	(3,060)	$(11,935.53)
04/13/12	25,000	$99,937.50
04/13/12	(2,230)	$(8,721.53)
04/17/12	(3,510)	$(14,413.11)
04/26/12	(2,890)	$(11,271.00)
04/27/12	(2,810)	$(10,887.63)
05/02/12	(4,740)	$(17,352.44)
05/03/12	12,500	$45,583.75
05/03/12	(3,670)	$(13,285.40)
05/04/12	12,500	$44,625.00
05/07/12	25,000	$77,675.00
05/11/12	253,950	$812,640.00

ANNEX I

Class B Common Stock

Date	No. of Shares	Aggregate Price
03/14/12	31,800	$139,125.01
03/15/12	50,000	$218,750.00
03/19/12	(490)	$(2,175.60)
04/03/12	74,880	$301,886.23
04/05/12	13,300	$55,727.00
04/18/12	78,000	$345,451.78
04/24/12	30,020	$123,589.48
04/30/12	2,620	$10,662.78
05/02/12	45,000	$180,850.53
05/03/12	13,900	$55,252.40
05/03/12	(730)	$(2,832.40)
05/04/12	22,970	$87,441.19
05/07/12	4,990	$19,053.36
05/08/12	10,400	$35,439.04
05/09/12	190,428	$623,651.70
05/10/12	12,500	$42,652.50

Exhibit 7.01
Balanced___  Equity___  Concentrated___  Fixed Income___

Account #:  _______________________

Roumell Asset Management, LLC
Investment Advisory Agreement

This Investment Advisory Agreement, the (“Agreement”), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and _____________________________________________ (“Client”).

1.           Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals.  In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (which seeks to be invested in a smaller number of stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities) or (d) Fixed Income Account (up to 100% invested in closed-end bond funds, individual bonds and open-end bond funds).  That said, RAM does not provide comprehensive financial planning services.   Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Equity Account, or (b) Concentrated Equity Account, or (c) Balanced Account or (d) Fixed Income Account.  Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”).   The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings.  On a quarterly basis, these statements will include a category titled “Performance Summary”.

2.           Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA.  Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account.

3.           Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”).  Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account.  RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides.  Raymond James charges $12.95 per stock trade for up to 1,000 shares plus $0.01 per share on shares over 1,000 with a maximum charge of $25 per stock trade (listed or OTC); $0 per bond trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds.   Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research.  In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost.  Such trades are unusual and not the norm.  Finally in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4.           Confidential Relationship
All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5.           Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients.  Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6.           Proxies and Class Action Lawsuits

RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations.  First, RAM will vote on proposals regarding closed-end mutual funds that seek to open-end such funds or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV).  Additionally, RAM may vote company proposals when the proposal pertains to a change of control.  Client may contact RAM to obtain information about how it voted.  Other than these specific situations, RAM will not vote company proxies.  Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy.  RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof.  However, to the extent there is a class action with potentially meaningful monetary proceeds, RAM will assist clients with submitting the required paperwork.  If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the clients.  In the event that RAM receives any such material on a client’s behalf, RAM will promptly forward that material to the client.  A copy of RAM’s proxy voting policies and procedures is available upon request.

7.           Fees

RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule:
Equity and Balanced Accounts:                                                                                                Fixed Income Accounts:
First $200,000                                           1.75%                                                                          All          1.00%
Next $300,000                                           1.50%
Assets over $500,000                             1.00%
(Fees on Balanced 30/70 account: 1.5% on the first $500,000 and 1.0% on assets over $500,000)

Fees are computed based on the value of the account on the last day of the preceding quarter.  The fee is prorated for a partial quarter.  Multiple household accounts are aggregated for purposes of determining the appropriate fee.  Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee.  All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc.  Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8.           Limitation of Responsibility

Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client.  Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account.

9.           Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances.

10.           Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser.

11.           Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client.  Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement.  Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12.           Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13.           Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser.  All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14.           Acknowledgment of Adviser’s ADV Part 2A & 2B

Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice.

15.           Governing Law

The internal law of Maryland will govern this agreement.  However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16.           Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:

Balanced:
These accounts are composed of equity, fixed income and cash investments.  This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account.  On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

__ Standard (65/35 Equity/Fixed Income & Cash)
OR __ (75/25) OR __ (55/45) OR __ (30/70)

Equity:
These accounts can have up to 100% of assets invested in stocks and will often include opportunistic fixed income investments.  Equity accounts typically hold between 30 and 35 stocks.  A more concentrated strategy is available where accounts typically hold a smaller number of stocks (approximately 20 to 25).  Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

__ Equity     OR    __ Concentrated Equity

Fixed Income	These accounts can have up to 100% of assets invested in closed-end bond funds and individual bonds. These accounts are for income investors with a total return perspective.

__ Fixed Income

Investment Restrictions:  ________________________________________________________________

Link this Account with Related Accounts:  ________________   ________________   ______________

Investment Experience   (Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities	N	L	M	E
Bonds	N	L	M	E
Options/Futures	N	L	M	E
Mutual Funds	N	L	M	E
Annuities	N	L	M	E
Margin Trading	N	L	M	E

Investment Objective and Associated Risk Tolerance (choose one)
                              Time Horizon (choose one)
Capital Preservation                    __ Low                                                                            __  3-5 years*
Income                                           __ Low              __ Medium            __ High          __  5-10 years
Growth                                           __ Medium       __ High                                               __  > 10 years
Speculation                                   __ High
*Individuals with a time horizon less than three years should not open an account with RAM.

If your portfolio declined in value by 10% during the course of a year, how do you think you would respond?
__ I could not tolerate this type of decline in value and would then invest more conservatively.
__ While I would be uncomfortable with this decline in value, I would not consider investing more conservatively.
__ I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal.

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By:   ________________________________   ______________________________ ______
Adviser                                                                Title

Exhibit 7.02

Special Note Regarding Forward Looking Statements

The following letter contains "forward-looking statements" that are based on current expectations, estimates, forecasts and projections about the Issuer, its future performance, liquidity and Roumell Asset Management’s beliefs and assumptions.  While Roumell Asset Management assumptions are based on information it believes reliable, the assumptions have not been reviewed or verified by the Issuer.  Forward-looking statements are those that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future performance, achievements or events.  Factors that may cause expected results or events or circumstances discussed in the letter to not occur or to differ from expectations include general conditions in the capital markets; general economic conditions in the United States; global economic conditions in general and economic and political conditions in India and Brazil in particular, as well as adverse changes in currency exchange rates.  All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, anticipated events or circumstances discussed in the letter might not occur. Roumell Asset Management undertakes no obligation, and specifically declines any obligation, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. There can be no assurance that the events described below will be realized or, even if substantially realized, that they will have the consequences described in the letter.

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[Roumell Asset Management Letterhead]

May 14, 2012

Board of Directors

Tecumseh Products Company

1136 Oak Valley Drive

Ann Arbor, Michigan 48108

To Board of Directors:

Roumell Asset Management, LLC owns 22% of the Tecumseh A shares and 13% of the Tecumseh B shares.  Given our level of ownership, we would like to use this forum to respectfully share our views on Tecumseh Products Company with its Board of Directors.  Our investment in the Company rests on our strong belief that notwithstanding current negative operating cash flows, which are being partially offset by consistent non-income tax refunds, the Company possesses a number of discrete, identifiable assets that can be monetized at values substantially above the Company’s current market capitalization. We were happy to hear on the 1st quarter 2012 conference call that second quarter guidance is, in fact, for positive cash generation and overall revenue growth in 2012. While the Company has a solid and profitable franchise in its commercial refrigeration compressor business, characterized by very persistent top-line revenue, the profitability of the residential

Exhibit 7.02

business has been driven down by low cost Asian imports.  The Company’s cash burn is a function of the household R&F (refrigerators and freezers) business, which we believe management should exit and which masks a healthy, cash generating commercial refrigeration business that has 50%+ recurring revenue from aftermarket replacements and is protected from low cost imports due to more customization and heavier shipping weights.  In fact, as noted on the 1st quarter 2012 conference call, North America commercial business was up in 2011. European commercial business was down modestly in 2011, in-line with competitors.

We have faith in this management team and the Board, and we believe the Company when it stated in its 4th quarter 2011 and 1st quarter 2012 earnings releases:  “We are undertaking a comprehensive review of our Company, including our product portfolio, market position, overall competitive positioning, and manufacturing footprint.”  We think the Company has ample liquidity to allow it to execute a restructuring plan. These actions will result in an attractive core commercial refrigeration centric business, leveraging an 80 year old footprint and brand, energized by a new suite of upgraded commercial products and what would then be a cash-rich balance sheet, even after returning substantial asset sale proceeds to shareholders, as suggested below.

We believe Jim Connor, CEO has clearly demonstrated leadership and vision in moving Tecumseh into a new era while leveraging the considerable strength that comes from the Company’s long history as a leading compressor manufacturer.  New product introductions have been impressive.  The new AE2 has received wide praise from our customer contacts.    The Company has expanded into the variable speed market with its Masterflux brand. Varying speed compressors are differentiating, are not commodity-like, and are applicable in a number of situations where efficiency is paramount, i.e., battery coolers, electronics, medical/scientific.  The Company’s Masterflux compressor possesses patented controller algorithms.  We believe Mr. Connor is supported by a strong management team and capable Board led by Chairman Kent Herrick, who has delivered on his promise for a more transparent Company with stronger internal corporate governance controls since assuming his current role.

We have been patient shareholders.  However, we believe the time has come to execute now and without delay.  Moreover, it is our strong opinion that cash raised from monetizing non-core assets should immediately be returned to shareholders in the form of special dividends.

In 2011, to buttress our own research efforts, we engaged a highly-regarded and recognized strategic market information consulting firm with a 50 year history and experience in analyzing manufacturing businesses, to conduct a deep review of the Company’s assets, operations and competitive position in the industry. The firm conducted a thorough research process. Over 50 industry players were interviewed, including customers, competitors, engineers and trade association officials, to assess the value of Tecumseh’s products in the marketplace.  Ultimately, this consulting firm valued Tecumseh between $237 and $334 million (roughly $13 to $16 share) on a liquidation basis.  In fact, we believe the Company possesses a valuable going-concern commercial refrigeration compressor business, with $500 million plus current revenues (50% of sales come from recurring aftermarket sales) – which is roughly 60% of firm-wide sales, and is primarily generated in North America and Europe - that could experience a 5% operating margin on its own, resulting in $25 million plus in operating income that would be sheltered by the Company’s $394 million in carry-forward NOLs.   Our summary sum of the parts analysis is as follows:

Exhibit 7.02

•
Hyderabad, India (“HYD”) property (55 acres strategically located off of HWY 9, in close proximity to the New and Old Central Business Districts as well as the city’s IT Park): $67 million (this value was determined after applying a large track discount with an immediate sale focus).  Other sources, stemming from my own visit to HYD last December, indicated a value of $2 million an acre for the 40 acres with frontage to National Highway 9 and $0.75 million an acre for the 15 acre site sitting behind the occupied parcel.  In addition to being home to older technology companies like Microsoft and Dell, HYD is increasingly the first choice for emerging 21st century companies.  Google chose HYD for its India headquarters. In 2010, Facebook chose HYD for its first Asian office.  HYD is known for its educated population, urban environment and the business friendly climate found in Andhra Pradesh, and HYD in particular, and has emerged as a leading destination for Western and Asian companies wanting a presence in India.  The real estate piece of the Tecumseh analysis we commissioned was conducted by a leading worldwide real estate brokerage firm with offices in HYD.  The Tecumseh property area has emerged as a real estate development destination with a focus on residential, commercial and IT developments. This region is close to the National Highway 7/Nagpur Highway with good connectivity to major cities in India. This property is the biggest parcel available in the area and our research indicates it is well suited to be sub-divided for maximum value realization.  Our research further indicates that the local government is in fact actively supporting the transformation of the Balanagar Industrial Development area from an industrial oriented focus to commercial, residential and IT development.  The property sits near densely populated residential areas like Kukatpally Housing Board, Ameerpet, Sanathnagar and Sanjeev Reddy Nagar.  Government zoning definitions have favorably changed and “Industrial” classification now includes “IT” developments.  (Residential, the highest use value, would require a new zoning designation.) Adjacent to the Tecumseh property is a 3.3 acre parcel (originally industrial, recently rezoned as residential) that is now being developed as higher-end residential housing.  We believe it is possible that the property’s highest value may result from entering into a joint venture with a Pan Asian developer in order to participate in what we believe is significant development upside.  An immediate sale in the $1 million to $1.5 million per acre range may be selling out cheap given the uniqueness of the asset, government support for development in the area and the overall dynamics of HYD as an emerging Tier 1 city of India.  The Company could receive some upfront cash from a JV partner in this scenario.  Finally, current prices do not represent “bubble” prices, quite the contrary.  Our research indicates that this parcel’s value is likely one-half of peak pricing reached in 2007 (Rs 40,000 per sq yard versus Rs 20,000 per square yard today for smaller parcels in the specific area of the Company’s property).  HYD remains India’s value proposition compared to Delhi and Mumbai, but that seems to be changing.  From a May 10, 2012 New York Times article, 36 Hours in Hyderabad, India: “Situated in the southern state of Andhra Pradesh, Hyderabad is a juxtaposition of old and new unlike any other city in India…. In the past, Hyderabad was

Exhibit 7.02

often overlooked as a tourism destination. But in recent years, sleek hotels, restaurants and night spots that cater to the 20 and 30 somethings working in the information technology industry have been attracting jet-setters from around the world who come to discover the past and experience the rapidly evolving present.”

•
Plant in Ballabhgarh, Haryana (near Delhi): $25 to $30 million.  As confirmed on the 1st quarter 2012 conference call, this plant is expected to operate at full capacity this year, which implies sales of about $70 million, up dramatically from 2011.  Also confirmed on Company’s 1st quarter call, this plant’s capacity is now estimated to be significantly less dependent on Whirlpool than was the case just a few years ago. The Company’s new “TH Stretch” and “THK DC Compass” products appear to be gaining the attention of customers.  In my tour of this plant, I was happy to see first-hand the Company’s aggressive moves at reducing steel, copper and silver content and increasing aluminum content in order to drive higher gross margins.  As well, we applaud the Company for having sold 5 excess acres in 2011 for roughly $0.7 million per acre, which generated over $3 million.

•
Brazilian assets (a foundry and compressor plant): $40 to $60 million. Exit foundry and plant to allow the Company to outsource the specific manufacturing of commercial refrigeration compressors and higher-end R&F compressors.  To be clear, a sufficient presence in Brazil should be maintained in order to continue to receive non-income tax refunds, e.g., a distribution center.

•
Non-Income Tax Refunds: $48 million.  These payments, primarily from the Brazilian government, have been consistent annual (December) events. For instance, the Company received $37.2 million of refundable Brazilian non-income taxes in 2011.

•
These values compare to a current market capitalization of roughly $60 million.  The Company’s balance sheet, as of March 31, 2012, is sufficiently liquid: $39.2 million in cash, $6.1 million in restricted cash, $48 million in non-income tax refunds ($22.4 million of which is current) less $59.2 million debt.  The Company has a credit line of $45 million with PNC Bank expiring April 21, 2015 (borrowings under this facility totaled $10.3 million with an additional $11.9 million of borrowing capacity under the base formula as of March 31, 2012).

•
It is our belief that the Company’s full intrinsic value resides in a post-asset sale narrative, coupled with a modest multiple to the cash flow generated by its commercial refrigeration business, sheltered by Company NOLs , resulting in a total value exceeding liquidation value.

The Board did an excellent job in putting in place the current management team.  Jim Connor, CEO, and Janice Stipp, CFO, strike us as honest and talented and their significant restructuring experience makes them uniquely qualified to execute a turnaround.  Prior to joining Tecumseh in January 2010, Mr. Connor was a managing director of BBK, Ltd, a business and turnaround management consulting firm.  Prior to joining Tecumseh in October 2011, Ms. Stipp served as CFO of Acument Global Technologies Corporation, a portfolio company of Platinum Equity, LLC, a private equity firm, where

Exhibit 7.02

she assisted in divesture activities.   Further, we applaud the Board’s executive compensation plan that sets stringent operational goals for management to earn bonuses, of which 60% of the total annual incentive bonus goes toward long-term equity incentives.    The current bonus plan stands in stark contrast to the period before 2010.

Upon shedding the household R&F business, we believe shareholders will own a profitable and entrenched commercial refrigeration business that will have the benefit of operating with over $394 million in carry-forward NOLs, leaving it effectively a tax-free entity for many years to come. Tecumseh is one of only two companies that have greater than 10% market share of the $5.5 billion commercial refrigeration compressor market (Embraco ~20%; Tecumseh ~15%) and benefits from the industry’s interest in durable, low-cost reciprocating compressors.   The commercial refrigeration compressor market is expected to grow between 4% and 6% annually over the next several years from roughly 35 million units in 2010 to nearly 60 million units in 2020.  Moreover, over 60% of the commercial compressor market is in North America and Europe, both places with a strong Tecumseh presence.   Whereas household R&F is a low margin business with little opportunity for differentiation, and no repeatable aftermarket business, commercial refrigeration is characterized by more customization (contrary to the Chinese model of mass production) and aftermarket recurring revenue (which currently represents 50% plus of the company’s commercial revenue as indicated by Mr. Connor on the 1st quarter conference call).  Tecumseh’s strength and history lies in supplying compressors used in cold display cases, beverage and water coolers, walk-in refrigerators and freezers and vending machines. These compressors burn out, and get replaced.

Danfoss, a top ten competitor in the commercial compressor market, did a poor job, in our opinion, of exiting its R&F business when it sold to Aurelius AG (an industry consolidator) in 2010 because it did not retain its high-end R&F business.  As a result, its commercial customers are forced to dual-source, which provides an opportunity for Tecumseh to take share.

Not long ago I personally sat in a commercial compressor distribution store to witness first-hand the strength and persistency of the Company’s after-market business.  Refrigeration professionals came in with Tecumseh AE compressors from local businesses and requested Tecumseh replacements.  Alternative replacements can be used, but require additional labor to properly fit.  Thus, the business possesses what many investors covet in their investments: recurring revenue.  Roughly 20 million of the annual 35 million commercial compressor shipments go into North America and Europe, where Tecumseh has long held a market-leading presence in the commercial refrigeration space.

To be clear, in addition to the North American and European commercial business, we believe the Company possesses a significant opportunity, in India, in its recently introduced air-conditioning  outdoor condensing unit  (compressor, condenser and fittings), currently  manufactured in HYD. There is increasing interest in this type of product from major manufacturers and we believe this product offering should be retained by the Company notwithstanding our strong belief that the HYD property’s best value will be realized in an outright sale or a joint venture development opportunity.  Our research indicates that the actual manufacturing requirement of this product could easily be outsourced.  To our knowledge, Copeland does not have a product offering in this category.  Air conditioning penetration in India is about 3% and is expected to grow to 50% by 2020, on par with the penetration rate in China today. We understand that the Company’s HYD facility possesses one of only two privately operated government-approved compressor efficiency standard laboratories in the country.  We believe this laboratory enhances the Company’s credibility within the OEM market as being a high quality manufacturer capable of delivering the energy efficiency standards demanded by customers given the government’s strong interest in energy efficiency as a result of

Exhibit 7.02

 significant power-grid constraints.  We believe given the exact placement on the Company’s campus, the testing facility could be carved out or relocated to maintain its value as an outdoor condensing unit sales tool as well to retain the revenue it generates.

We think the Ballabhgarh R&F plant is a valuable asset, especially to Asian competitors interested in the Indian market.  By 2028, India’s population is expected to surpass China.   Given the current low 9% penetration rate for refrigeration in India, the demand for household R&F compressors will grow with estimated 2020 penetration to be 50%, as in the case of air-conditioning, and also on par with the penetration rate in China today.  We understand that Tecumseh is the sole non-captive compressor manufacturer in India.  The Ballabhgarh plant struck me as an impressive, exceptionally well maintained and operated facility, sitting on a well-groomed 15 acre campus.  We understand that this plant is the only rotary compressor manufacturing plant in India and is the only reciprocating compressor plant for refrigeration in India.    Reciprocating compressors are well known for their durability and longevity and are very popular for use in vending machines and ice machines.   Our research indicates that this plant’s commercial capacity is in fact growing and is now approaching 20% of this facility given the Company’s long relationship with cooler manufacturers in India and the Middle East.  The plant’s growing commercial refrigeration business should be helpful in marketing this valuable asset to potential buyers.

After a long anticipated development of a cold-chain in India, which is necessary to drive end-market demand for residential refrigeration, one is finally well underway.  With the growing construction of India’s highway system, cold trucks can now be seen given the growing presence of grocery and convenience stores possessing refrigerated/frozen goods. Further, with labor costs rising in China, an Indian centered plant is well positioned to be competitive for years to come and more profitably serve the Indian market.   Tecumseh’s brand is solid in both India and the Middle East (which serves as the end-market for a significant amount of the Ballabhgarh plant’s capacity).  Bottom line, we believe this plant can be easily monetized.

Finally, the Company has talked about the opportunity it believes it has for entering into a joint venture with a Chinese partner to introduce its commercial compressor expertise into China.  Mike Noelke, Senior VP for Global Sales, appears to have made several trips to China over the past year, as was noted at the Company’s recent shareholder meeting.  We believe Mr. Noelke was a solid hire by this Board given his 32 year career at Sporlan, a Parker Hannifin Corporation company, where he was Global VP of Business Development. We have a strong recommendation regarding this potential opportunity: Do not enter into a joint venture with a Chinese partner without receiving an appropriate amount of cash up-front.

In summary, having conducted in-depth research on Tecumseh, which has been validated by well-regarded third-party research, our conclusion is that the Company should exit the majority of its household R&F business, which is the source of its cash burn.  Proceeds from asset sales in India and Brazil should be returned to shareholders in the form of special dividends.  Acquisitions should not be considered.  Our belief is that the commercial refrigeration business will generate positive cash flows which are further enhanced by the Company’s significant carry-forward NOLs.  While the Company is currently unable to generate consistent, positive operating cash-flow, it is nonetheless an exceptionally asset-rich company.  That said, it is imperative that the Board act immediately to generate cash from asset sales, thereby strengthening its liquidity, while providing the necessary time to re-position the Company as a strong commercial refrigeration compressor centric company leveraging its enviable 80 year old history and footprint.

Exhibit 7.02

Finally, we believe the Company’s class A/B share structure is a turn-off to many potential investors given the supermajority status of B shareholders and should be immediately reviewed by the Board with the goal of creating one share class.  Many quality, long-term investors will not consider investing in the Company’s shares given its antiquated ownership structure.

For the many reasons cited above, we continue to be long-term shareholders in this misunderstood, and deeply undervalued, security and remain quite excited about the value enhancing opportunities that lie in front of the Company.  During the Company’s 1st Quarter conference call, Mr. Connor was asked whether he was committed to maximizing shareholder value in whatever manner that goal was best achieved and he quickly, unequivocally and persuasively answered, “Absolutely.”  We assume that since the Company has for two consecutive quarters announced, “We are undertaking a comprehensive review of our Company,” that it is has identified a number of discrete asset monetization options and encourage them to move forward quickly with their plans.

Sincerely,

/s/ James C. Roumell

James C. Roumell, President
Roumell Asset Management, LLC

Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of Transact Technologies, Incorporated., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 14th day of May 2012.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President